Filed Pursuant to Rule 433

Registration No. 333-185132

January 28, 2013

Final Term Sheet

$250,000,000

4.350% Subordinated Notes due 2023

Issuer:	FirstMerit Corporation

Security:	$250 million aggregate principal amount of 4.350% subordinated notes due 2023

Maturity:	February 4, 2023

Interest Rate:	4.350% per year

Interest Payment Dates:	4th day of February and August of each year, commencing on August 4, 2013

Price to Public (Issue Price):	99.968%

Benchmark Treasury:	1.625% due November 15, 2022

Benchmark Yield:	96-27+; 1.979%

Spread to Benchmark Treasury:	T+237.5 basis points

Yield to Maturity:	4.354%

Expected Ratings*:	A3 (Review for Downgrade) / BBB (Negative Outlook) (Moody’s / S&P)

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Special Mandatory Redemption:	If we do not complete the acquisition of Citizens Republic Bancorp, Inc. (the “Acquisition”) on or prior to June 12, 2013, as such date may be extended by us in our discretion under the indenture to not later than September 12, 2013 in order to complete the Acquisition, or if we terminate the merger agreement for the Acquisition prior to either such date, we will be required to mandatorily redeem all of the outstanding subordinated notes at a redemption price equal to 101% of the aggregate principal amount of the subordinated notes, plus accrued and unpaid interest to, but excluding, the date of redemption. The requirement for special mandatory redemption rights will terminate and be of no further force or effect upon the effective time of the Acquisition.

Trade Date:	January 28, 2013

Settlement Date:

February 4, 2013 (T+5)

We expect that delivery of the Notes will be made to investors on or about February 4, 2013, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

Net Proceeds (before expenses) to Issuer:	$248,295,000

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC Barclays Capital Inc. Credit Suisse Securities (USA) LLC

CUSIP/ISIN:	337915AA0 / US337915AA08

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or via e-mail at dg.prospectus_requests@baml.com, RBC Capital Markets, LLC at 1-866-375-6829 or via e-mail at RBCNYFixedIncomeProspectus@rbccm.com, Barclays Capital Inc. at 1-888-603-5847 or via e-mail at barclaysprospectus@broadridge.com, or Credit Suisse Securities (USA) LLC at 1-800-221-1037 or via e-mail at newyork.prospectus@credit-suisse.com.